UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009
Commission File Number: 001-33129

Allot Communications Ltd.
(Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

EXPLANATORY NOTE

Allot Communications Ltd. (NASDAQ: ALLT) (the “Company”) today announced the results of its Annual Meeting of Shareholders held on December 15, 2009, at the Company’s offices located at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon, Israel.

At the Annual Meeting of Shareholders, the shareholders adopted the following resolutions:

(1)              To reelect Rami Hadar, our President and Chief Executive Officer and Yigal Jacoby as Class III directors, each to serve for a three-year term in accordance with the Company’s Articles of Association.

(2)              To reelect Nurit Benjamini and Steven D. Levy as Outside Directors of the Company, each for a second term of three years beginning in the end of their existing terms.

(3)              To approve the compensation for the Company’s Outside Directors.

(4)              To approve the grant to Rami Hadar, the Company’s President and Chief Executive Officer, as of the date of the Annual Meeting, of options to purchase 150,000 ordinary shares of the Company.

(5)              To amend the provisions of the Articles of Association regarding directors and officers liability insurance.

(6)              To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2009 and until the 2010 annual meeting of shareholders and to authorize the board of directors, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

Only shareholders of record as of the close of business on November 1, 2009 were entitled to vote at the meeting. A total of 13,339,148 shares, representing approximately 59% of the Company’s total outstanding shares were represented at the meeting.

Rami Hadar who was reelected to serve as a Class III director has served as our President and Chief Executive Officer since 2006 and is a member of our board of directors. Prior to joining us, Mr. Hadar founded CTP Systems, a developer of cordless telephony systems in 1989 and served as Chief Executive Officer until its acquisition by DSP Communications in 1995. Mr. Hadar continued with DSP Communication’s executive management team for two years, and thereafter, in 1999, the company was acquired by Intel. In 1997, Mr. Hadar co-founded Ensemble Communications, a pioneer in the broadband wireless space and the WiMax standard, where he served as Executive Vice President of Sales and Marketing until 2002. Mr. Hadar also served as Chief Executive Officer of Native Networks from 2002 to 2005, which was successfully sold and integrated to Alcatel. Mr. Hadar holds a B.Sc. in Electrical Engineering from Technion — Israel Institute of Technology.

Yigal Jacoby who was reelected to serve as a Class III director co-founded our company in 1996 and serves as member of our board of directors. Mr. Jacoby was Chairman of our board of directors until 2008. Prior to co-founding Allot, Mr. Jacoby served as General Manager of Bay Network’s Network Management Division in Santa Clara from 1996 to 1997. In 1992, he founded Armon Networking, a manufacturer of RMON-based network management solutions, which was sold to Bay Networks in 1996. He also held various engineering and marketing management positions at Tekelec, a manufacturer of Telecommunication monitoring and diagnostic equipment, including Director, OSI & LAN Products from 1989 to 1992 and Engineering Manager from 1987 to 1989. Mr. Jacoby has founded several startups in the communications field and served on their boards. Mr. Jacoby has a B.A., cum laude, in Computer Science from Technion — Israel Institute of Technology and an M.Sc. in Computer Science from University of Southern California.

Nurit Benjamini who was reelected to serve as an outside director for a three-year term beginning in the end of her existing term, has served as an outside director since 2007. Ms. Benjamini has served as the Chief Financial Officer of CopperGate Communications Ltd., a system-on-chip company that develops markets and sells chipsets for the home networking and MDU/MTU Broadband Access markets, since 2007. Previously, Ms. Benjamini served as the Chief Financial Officer of Compugen Ltd. (NASDAQ: CGEN) from 2000 to 2007. Prior to her position with Compugen Ltd., from 1998 to 2000, Ms. Benjamini served as the Chief Financial Officer of Phone-Or Ltd. Between 1993 and 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd.  Ms. Benjamini holds a B.A. in Economics and Business and an M.B.A. in Finance, both from Bar Ilan University, Israel.

Steven D. Levy who was reelected to serve as an outside director for a three-year term beginning in the end of his existing term, has served as an outside director since 2007. Mr. Levy served as a Managing Director and Global Head of Communications Technology Research at Lehman Brothers from 1998 to 2005.  Before joining Lehman Brothers, Mr. Levy was a Director of Telecommunications Research at Salomon Brothers from 1997 to 1998, Managing Director and Head of the Communications Research Team at Oppenheimer & Co. from 1994 to 1997 and a senior communications analyst at Hambrecht & Quist from 1986 to 1994.  Mr. Levy has served as a director of PCTEL, a broadband wireless technology company since January 2006 and of Zhone Technologies, Inc., a U.S. provider of telecommunications equipment, since April 2006.  Mr. Levy holds a B.Sc. in Materials Engineering and an M.B.A., both from the Rensselaer Polytechnic Institute.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLOT COMMUNICATIONS LTD.

By:	/s/ Doron Arazi
Name: Doron Arazi
Title: Chief Financial Officer

Date: December 15, 2009